Exhibit 99.2

BNY: PO BOX 505006, Louisville, KY 40233-5006 Your vote matters! Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Tokyo Lifestyle Co., Ltd. Extraordinary General Meeting of Shareholders For Shareholders of record as of October 30, 2026 Monday, November 30, 2026 11:00 AM, Local Time Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12pm EST on November 23, 2026 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. Tokyo Lifestyle Co., Ltd Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 p.m. EST on November 23, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipts of Tokyo Lifestyle Co., Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business on October 30, 2026 at the Extraordinary General Meeting of Shareholders of Tokyo Lifestyle Co., Ltd to be held on November 30, 2026 in Sumida-ku, Tokyo, Japan. NOTE: PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Extraordinary General Meeting of

Tokyo Lifestyle Co., Ltd. Extraordinary General Meeting of Shareholders Please make your marks like this: Mgmt. recommendation is “FOR” on all items. PROPOSAL YOUR VOTE Proposal 1 Appropriation of Surplus Proposal 2 Reduction of the Amount of Stated Capital FOR AGAINST Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date